Disaffiliation of ‘CHB Valuemeet 2001 First SPC’ from Shinhan Financial Group

On June 4, 2010, “CHB Valuemeet 2001 First SPC” was disaffiliated from Shinhan Financial Group (“SFG”).

“CHB Valuemeet 2001 First SPC” was a special purpose company established and wholly owned by Shinhan Bank, a bank subsidiary of Shinhan Financial Group, to securitize its impaired loan assets.